Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: The J. M. Smucker Company
Commission File No.: 333 - 152451

We know Smucker employees are anxious to learn more about the coffee business and Folgers.

Whether you are working on the integration activities or focused on running other parts of the business, every employee makes a difference, and your role is important to the success of adding Folgers to our family of brands.

The Folgers integration represents a significant initiative for our entire organization. In fact, it’s the largest transaction in Smucker’s history — three times larger than the Jif and Crisco acquisition. Folgers also represents the first billion dollar brand for Smucker!

We want to keep all Smucker employees connected during this time of fast-paced activity. This newsletter is a continuation of efforts to share our learnings and to highlight some of the key transition and integration activities.

What’s the Deal on the Deal

After we announced the details about the Folgers transaction in June, you might have wondered what “the deal” with Folgers really means for Smucker.

There is a lot of work to be done between the day of the announcement and the day when the transaction officially “closes” — which is the first day that Smucker legally owns the business. Early November 2008 is the target date for the close of the transaction. Until that time, Procter & Gamble continues to own Folgers and is responsible for running the business.

During this period, teams from both organizations are working to determine how best to integrate all facets of the business, including supply chain, plant operations, payroll, and consumer services.

One of the key activities we are working on is finalizing what’s called a Transition Services Agreement (TSA). TSAs are fairly common and we have used them in many of our prior acquisitions. This agreement will outline the areas of the coffee business for which Procter & Gamble will continue to provide services to help Smucker run the business, for a period of time, following the close of the transaction. This will help ensure the successful transition of the Folgers business into Smucker.

Once the transaction closes, the next day — which we refer to as “Day One” — is when Smucker is responsible for running the coffee business and it’s success.

Did you Know . . . ?

•	70% of coffee consumption happens in the morning

•	At home coffee consumption increases with age as people become homeowners

The Best Part of Wakin’ Up is Folgers in Your Cup

Integration Update:

Key Activities

Our priority continues to be getting to know the Folgers business and its employees. As part of our efforts, we welcomed a team of Folgers leaders to Orrville on June 26. During this meeting, we:

•	Learned more about the coffee business, including information about the brand, the consumer, and the process for producing coffee, from tree (where the beans are first harvested) to cup.

•	Shared information about the Smucker strategy, people, culture, brands, and how we go to market.

Key Integration Milestones

We are working to determine the overall integration plan and have identified the following key milestones to date:

•        Day One. Following the close of the transaction, on Day One, Smucker becomes responsible for running the coffee business. To prepare for that day, we are working to define those services that will be provided by Smucker/Folgers and services that are required from Procter & Gamble.

•        Customer Facing (order, shipping, billing). In keeping with our integration objectives, one of our top priorities is to ensure that this transaction is seamless to both our customers and our consumers.

•        Plant Go-Live. A cross-functional team of business and IS leaders are working together to determine when the Folgers plants will be fully transitioned to the Smucker systems and processes. This “go live” date has yet to be determined, but we expect to be able to share more details after the Situation Appraisals (SA) are complete.

On August 5-6 team meetings will be held to begin the process of establishing activities and dates for these key milestones. More details about these key milestones and what they mean to all of our constituents will be shared as decisions are made.

Key Learnings about the Coffee Business:

•        The Folgers Coffee Company is the leading producer of retail packaged coffee products in the U.S. with annual sales of $1.7 billion.

•        The U.S. Retail business of Folgers accounts for approximately $1.6 billion in sales, which comes from two key areas:

•        Mainstream, primarily the Folgers brand at $1.4 billion

•        Gourmet, which includes both the Folgers Gourmet Selections and Dunkin’ Donuts brands, at $240 million

•        Folgers is the category leader in a variety of different packaging and coffee products, including roast and ground, whole bean, and instant coffee.

•        Based on projections, gourmet coffee will drive much of the expected future growth in the coffee business with an increasing trend towards premium brands and products.

•        Folgers sources coffee from 30 countries and 70 suppliers.

•        There are over 100 types of coffee.

Folgers has a long tradition of being part of everyday meals, casual get-togethers, and special occasions — a perfect fit with our family of brands.

We admire the dedication of the New Orleans employee . . .

In August 2005, Hurricane Katrina devastated southeast Louisiana. Not excluded from this was the Folgers organization in New Orleans. 65% of Employees suffered a complete loss of their home. What should be the “darkest” of times, transpired into the example of the commitment and resiliency of the New Orleans organization.

•	Over 120 employees returned to work within the first 18 days post-storm, many of whom returned to work before they could get access to their homes due to the flooding.

•	The sites had over a 90% return rate of employees post-storm, the highest of any company in the region.

•	Folgers was the first manufacturer back in operation in the region. They were shipping to customers within two weeks, and the first packing line was fully operational within three weeks.

While employees continue to rebuild their lives, their homes, and their neighborhoods - they have delivered record site performance and delivered all product launches and initiatives on time.

Additional Information

In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement on Form S-4 with the U. S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction and will also file a proxy statement with the SEC that will be sent to the shareholders of Smucker. Shareholders are urged to read the proxy statement and the prospectus included in the registration statement and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Smucker. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on June 26, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on July 9, 2007. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.